Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 APR 11 AM 7:21

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	11 April, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

SUPPL

Burns Philp's acquisition of outstanding Goodman Fielder options

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely


03050081

PROCESSED
APR 24 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:


Burns
Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

11 April, 2003

Mr Graham Gates
Announcements Officer
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Burns Philp's acquisition of outstanding Goodman Fielder options

BPC1 Pty Limited (**Burns Philp**) (a wholly owned subsidiary of Burns, Philp & Company Limited) refers to its off-market takeover bid for all the ordinary shares in Goodman Fielder Limited (**Goodman Fielder**), which closed at 7.00pm (Sydney time) on 28 March 2003 (the **Share Offer**).

Burns Philp has also made an offer to acquire all the options to subscribe for ordinary shares in Goodman Fielder, which is scheduled to close at 7.00pm (Sydney time) on 15 April 2003 (the **Options Offer**).

Following the close of the Share Offer, Burns Philp became a "90% holder" of Goodman Fielder under the Corporations Act and became entitled to compulsorily acquire all the remaining Goodman Fielder options under the "general" compulsory acquisition regime of the Corporations Act (**Options Compulsory Acquisition**). Burns Philp expects that notices and documents in relation to the Options Compulsory Acquisition will be lodged with ASIC and dispatched to optionholders before the end of May 2003.

Under the Corporations Act, Burns Philp is also required to make a "buy-out" offer to Goodman Fielder optionholders within one month after the Share Offer closed (the **Buy-Out Offer**). Burns Philp has obtained a modification of the Corporations Act from ASIC to extend the one month period to two months, so that the Buy-Out Offer can be dispatched to optionholders at the same time as the documentation for the Options Compulsory Acquisition.

If optionholders do not accept the Options Offer or the Buy-Out Offer, Burns Philp will proceed to acquire all remaining Goodman Fielder options under the Options Compulsory Acquisition.

Yours sincerely,

HELEN GOLDING
Company Secretary